[Translation]
February 3, 2010
To Whom It May Concern:
Company Name: Toyota Auto Body Co., Ltd.
Name and Title of Representative:
Toshio Mizushima, President
(Code Number: 7221
The first sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange)
Name and Title of Contact Person:
Yasushi Fukaya, General Manager, Accounting Division
Telephone Number: 0566-36-7522
(The Parent Company of Toyota Auto Body Co., Ltd.)
Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)

Notice Concerning Amendments to the Forecasts for FY2010

Based on our recent business results, we, Toyota Auto Body Co., Ltd. (the “Company”), hereby amend, as below, our financial forecasts, announced on October 30, 2009.

1. Amendments to the forecasts
(Amount: million yen)
(1) Amendments to the consolidated financial forecasts for FY2010 (from April 1, 2009 to March 31, 2010)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	1,400,000	7,000	7,000	4,000	34.36yen
New forecasts (B)	1,470,000	14,000	14,000	8,000	68.71yen
Amount changed (B - A)	70,000	7,000	7,000	4,000	―
% of change	5.0	100.0	100.0	100.0	―
(Reference) Actual results for FY2009	1,651,253	624	-525	-1,092	-9.36yen

(2) Amendments to the unconsolidated financial forecasts for FY2010 (from April 1, 2009 to March 31, 2010)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	1,340,000	4,500	5,000	3,000	25.77yen
New forecasts (B)	1,400,000	10,000	10,000	6,000	51.53yen
Amount changed (B - A)	60,000	5,500	5,000	3,000	―
% of change	4.5	122.2	100.0	100.0	―
(Reference) Actual results for FY2009	1,581,128	243	1,405	935	8.01yen

2. Reasons for the amendments
With respect to both the consolidated and unconsolidated financial forecasts for FY 2010, the net revenues, operating income, ordinary income and net income are expected to exceed the previously announced figures, due to increase in vehicle sales and company-wide profitability improvement efforts.

[Note]
The forecasts stated above are based upon information that is currently in the Company’s possession. The forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or financial position to be materially different from the forecasts expressed or implied in this notice.